

Mail Stop 7010

December 3, 2007

Peter Berry
Chief Executive Officer
CryoPort, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

Re: CryoPort, Inc.
Registration Statement on Form SB-2
Filed November 9, 2007
File No. 333-147300

Dear Mr. Berry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Because of the nature and size of the transaction being registered, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. We note your disclosure on page 2 that the number of shares offered represents 36% of the total shares outstanding, but this percentage is not based on the number of shares held by non-affiliates. If you wish to continue with the registration of the shares for the affiliates, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities or reduce the size of the offering.

2.   Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

3.   Please provide tabular disclosure regarding payments to the investors and affiliates, including the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

4.   Please provide tabular disclosure regarding potential profits to the selling shareholders upon conversion of the notes, including:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
   o the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
   o the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
      ▪ if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
      ▪ if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;
- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive; and
- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

Since the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional tabular disclosure.

5. Please provide tabular disclosure, similar to the comment immediately above, regarding potential profits to the selling shareholders to be received as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders.

6. Please provide tabular disclosure comparing issuer proceeds to potential investor profit, including each of the following items:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;
- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;
- the resulting net proceeds to the issuer; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5.

Further, please provide disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling

shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8.   Please provide tabular disclosure comparing the number of shares being registered to the number of outstanding shares as follows:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9.   Please provide the following information regarding the company's intention and ability to make note payments and the presence or absence of short selling by the selling shareholders:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have any existing short position in the company's stock, the following additional information:
  o the date on which each such selling shareholder entered into that short position; and
  o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

10.   Please provide the following information about any relationships between the company and the selling shareholders:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Prospectus Summary, page 1

General, page 1

11.   Please disclose in this section that you have received a going concern opinion from your
        auditors.

Recent Financing, page 1

12.   Please describe the terms of the warrants which you issued to Joseph Stevens &
        Company, Inc. and its affiliates. Also explain how you calculated the amount of shares
        you are registering that are issuable upon conversion of the debentures.

Selling Stockholders, page 38

13.   With respect to GunnAllen Financial, please disclose the natural person or persons who
        exercise the sole or shared voting and/or dispositive powers with respect to the shares to
        be offered by that stockholder.

14.   Please tell us whether any of selling stockholders, other than the persons affiliated with
        Joseph Stevens & Company, Inc., are broker-dealers or affiliates of a broker-dealer. If a
        selling stockholder is a broker-dealer, the prospectus should state that the seller is an
        underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the
        following representations in the prospectus: (1) the seller purchased in the ordinary
        course of business, and (2) at the time of the purchase of the securities to be resold, the
        seller had no agreements or understandings, directly or indirectly, with any person to
        distribute the securities. If you cannot provide these representations, state that the seller
        is an underwriter.

Exhibit 5.1 – Legal Opinion

15.   In the penultimate paragraph, please delete the language "under the laws of the State of
        Delaware," since it implies that the shares will only be fully paid and non-assessable in
        Delaware. If counsel qualifies its opinion as to jurisdiction, counsel must opine on the
        legality of the securities under the laws of Nevada, where the company is incorporated.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis A. Brilleman, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006